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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                            Dated May 12, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 12     , 2003
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Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
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                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
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                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

                                                               [WINTERTHUR LOGO]

Winterthur press release

WINTERTHUR TO SELL ITS US-BASED REPUBLIC GROUP OF COMPANIES TO INVESTOR GROUP LED BY WAND PARTNERS
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WINTERTHUR, MAY 12, 2003 - WINTERTHUR, A SUBSIDIARY OF CREDIT SUISSE GROUP, ANNOUNCED TODAY THAT IT IS SELLING ITS REPUBLIC GROUP OF COMPANIES, WINTERTHUR'S REGIONAL OPERATION IN THE SOUTHWESTERN US, TO AN AMERICAN INVESTOR GROUP LED BY WAND PARTNERS INC. THE CONTRACT PRICE IS USD 127 MILLION. SUBJECT TO APPROVAL BY THE APPROPRIATE REGULATORS, THE TRANSACTION IS EXPECTED TO BE COMPLETED IN THE SECOND HALF OF 2003. FOLLOWING THE SALE, WINTERTHUR WILL TAKE ADVANTAGE OF CLOSER AFFILIATIONS WITHIN ITS THREE REMAINING US OPERATIONS TO STRENGTHEN THEIR BUSINESS MODEL AND FURTHER ENHANCE THEIR PROFITABILITY.

In 2002 Republic wrote premiums of USD 465 million. Its operation consists of personal and commercial lines written through about 700 independent agents and specialty programs. The company is based in Dallas, Texas, and had 400 employees at year-end 2002. Winterthur acquired Republic in 1982.

Winterthur's strategy is to focus on markets in which it is profitable or in which it can achieve a positive business result in the foreseeable future. Winterthur is confident that its three remaining US operations General Casualty, Unigard and Southern Guaranty will continue to achieve solid operational performance and profitability improvements. Under the leadership of John Pollock, head of Winterthur Group's North American operations, the companies will take advantage of closer affiliations resulting in cost efficiencies, access to additional resources and expertise, and expansion of products and services.

Bruce W. Schnitzer, Chairman of Wand Partners, said: "Republic will continue to operate independently under its brand name. Our investor group is pleased to have the opportunity to support the leadership at Republic and look forward to further developing the company's market position."

Wand Partners Inc. is a private equity investor founded in 1985 and based in New York. Its investment approach is focused on specialty financial services, where it has both investment and operating experience in property & casualty insurance.

Wand is the sponsor of a group of investors that includes Banc of America Capital Investors, Greenhill Capital Partners, Brazos Private Equity Partners, 21st Century Group and Norwest Equity Partners. "This is a group of experienced private equity investors that are knowledgeable in the insurance industry and have invested together in the past", Bruce Schnitzer said.

The contract price is USD 127 million. Subject to approval by the appropriate regulators, the transaction is expected to be completed in the second half of 2003.

ENQUIRIES:
Winterthur, Media Relations                       Tel. +41 52 261 77 44

THIS PRESS RELEASE CAN BE ACCESSED ON WINTERTHUR'S WEBSITE AT:
www.winterthur.com


WINTERTHUR GROUP
Winterthur Group is a leading Swiss insurance company with head office in Winterthur and, as an international company, ranks among the top five providers of direct insurance in Europe. The Group's products include a broad range of property and liability insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. With approximately 32,000 employees worldwide, Winterthur Group achieved a premium volume of CHF 37.4 billion in 2002 and reported assets under management of CHF 142.8 billion as of 31 March 2003.


CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares
(CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 73,000 staff worldwide. As of March 31, 2003, it reported assets under management of CHF 1,160.5 billion.

WAND PARTNERS INC.
Since 1985, Wand Partners has been an active private equity investor, based in New York City. Wand invests primarily in Specialty Financial Service businesses, including ten previous investments in the insurance industry. Wand manages about $250 million of equity capital and seeks to build sound, profitable, growing businesses and achieve attractive returns at exit values that represent traditionally justifiable multiples of cash flow and/or book value.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group's most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING NON-GAAP FINANCIAL INFORMATION

This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on Credit Suisse Group's website at www.credit-suisse.com/en/csgn/sec_filings.html.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  May 12, 2003                         By:  /s/ David Frick
    --------------------                      ----------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director